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THE HARTFORD

November 10, 2010

VIA EDGAR

Mr. Michael Kosoff

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attn: Division of Investment Management

Re:	Hartford Life Insurance Company Separate Account Seven
File Nos. 333-148564 and 333-333-159545
Hartford Life and Annuity Insurance Company Separate Account Seven
File Nos. 333-148565 and 333-159547

Dear Mr. Kosoff:

Pursuant to Rule 461 under the Securities Act of 1933, each of the undersigned Registrants hereby request that the above referenced Registration Statements electronically filed via Edgar on Form N-4 be accelerated and declared effective on November 15, 2010 or as soon thereafter as is reasonably practicable.

We appreciate your attention to these filings. If you have any comments or questions, please call me at (860) 843-1941.

HARTFORD LIFE INSURANCE COMPANY		HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT SEVEN		HARTFORD LIFE AND ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT SEVEN

By:	David N. Levenson*	*By:	/s/ Richard J. Wirth
	David N. Levenson		Attorney-in-fact
President, Chief Executive Officer and Chairman of the Board

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

By:	/s/ Sharon A. Ritchey
Sharon A. Ritchey, Chief Executive Officer & Director

*Pursuant to Power of Attorney dated November 10, 2010